Amana Mutual Funds Trust

1300 N. State Street

Bellingham Wa 98225-4730

April 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Amana Mutual Funds Trust (“Registrant”) on behalf of its series, Amana Reale Estate Securities Fund File No. 2-96924; 811-04276,

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Registrant hereby requests the withdrawal of the following Post Effective Amendments (the “Amendments”) to Registrant’s Registration Statement on Form N-1A:

Post-Effective Amendment No.	Date Filed	Submission Type	Accession Number
60	October 8, 2024	485APOS	0001398344-24-018646
61	December 31, 2024	485BXT	0001398344-24-023881
62	February 4, 2025	485BXT	0001398344-25-001819
63	March 5, 2025	485BXT	0001398344-25-004693

The Amendments wer filed for the purpose of creating a new Fund. We have since determined not to move forward with this initiative and represent that no securities were sold in connection with the proposed offering outlined in the Amendment.

If you have any questions, please contact me at (360) 734-9900x1804.

Sincerely,

By:	/s/ Elliot S. Cohen
Elliot S Cohen, Esq Secretary